UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Xzeres Corp.

(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE

(Title of Class of Securities)

984189 100

(CUSIP Number)

James W. Duffy c/o Ravago Americas

339 Auburn Street, 2nd Floor, Newton, MA 02466

407-875-9595

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 22, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984189 100

1.	Names of Reporting Persons:	James W. Duffy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction):	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

Number of Shares Beneficially by Owned by Each Reporting Person With:
7.	Sole Voting Power:	0*
8.	Shared Voting Power:	N/A
9.	Sole Dispositive Power:	0*
10	Shared Dispositive Power:	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [X]

13.	Percent of Class Represented by Amount in Row (11): 0%*

14.	Type of Reporting Person (See Instructions): IN

*	As more fully described in Item 5 below, the Reporting Person previously owned 2,126,667 shares of common stock and a warrant for the issuance of 558,613 shares of common stock that may be issued upon exercise thereof, issued by the Issuer to the Reporting Person. On or about July 22, 2014, the Reporting Person transferred such shares, and thereafter also transferred the warrant, to his wife and although he disclaims beneficial ownership thereof for purposes of this filing, he may be deemed to beneficially own such shares and warrant (and underlying shares).

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Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and restates the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission on January 13, 2014 (the “Prior Filing”). Amendment No. 1 restates the disclosure in the Prior Filing and is being filed to update certain disclosures as well as reference the transfer of the shares and warrant by the Reporting Person to his wife as referenced above.

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 1 relates to the common stock, par value $0.001 per share (the “Shares”), of Xzeres Corp., a Nevada Corporation (the “Issuer”). The Issuer's current principal executive offices are located at 9025 SW Hillman Court, Suite 3126, Wilsonville, OR 97070.

ITEM 2. IDENTITY AND BACKGROUND

(a) through (c) and (f). This Statement is being filed by James W. Duffy (the “Reporting Person”). The business address of the Reporting Person is 339 Auburn Street 2nd Floor, Newton, MA 02466. The Reporting Person is currently a shareholder of Xzeres Corp.

(d) and (e). During the previous five (5) years, the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The loan participation amounts referred to in item 4 below were paid out of the Reporting Person’s personal funds. No part of the funds used in providing such loan participation were represented by funds or other consideration that was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities. See item 4 below.

ITEM 4. PURPOSE OF TRANSACTION

On or about April 1, 2013, the Reporting Person provided loans in the amount of $1,000,000 in connection with its participation in loans provided to the Issuer by Renewable Power Resources, LLC (the “Initial Participation”). In connection with such loans, the Issuer issued warrants to Mr. Duffy, for the purchase of 1,153,846 shares upon payment of the exercise price of $0.35 per whole share (the “Initial Warrants”).

On or about June 20, 2013, the Reporting Person increased his participation by providing additional loans in the amount of $444,444 (the “Initial Participation Increase”). In connection with the Initial Participation Increase, the Issuer issued warrants to the Reporting Person for the purchase of 512,821 shares upon payment of the exercise price of $0.35 per whole share (the “Initial Increase Warrants”).

On or about July 31, 2013, the Reporting Person increased his participation by providing additional loans in the amount of $400,000 (the “Second Participation Increase”). In connection with the Second Participation Increase, the Issuer issued warrants to the Reporting Person for the purchase of 460,000 shares upon payment of the exercise price of $0.35 per whole share (the “Second Increase Warrants”).

On or about April 23, 2014, the Reporting Person increased his participation by providing additional loans in the amount of $485,751 (the “Third Participation Increase”). In connection with the Third Participation Increase, the Issuer issued warrants to the Reporting Person for the purchase of 558,613 shares upon payment of the exercise price of $0.35 per whole share (the “Third Increase Warrants”). The Third Increase Warrants expire on April 16, 2018.

On or about October 17, 2013, the Reporting Person exercised his Initial Warrants, Initial Increase Warrants and Second Increase Warrants and thereafter received 2,126,667 Shares pertaining to such exercise. On or about July 22, 2014, and thereafter with respect to his Third Increase Warrant, the Reporting Person transferred his 2,126,667 Shares pertaining to such exercise as well as his Third Increase Warrants to his wife, Cynthia Duffy.

Except as provided in this Amendment No. 1, the Reporting Person does not have any current plans or proposals which would relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

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(f) any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

The plans and possible activities of the Reporting Person are subject to change at any time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	Following the transfer to his wife, the Reporting Person no longer holds any shares in the Issuer, but he may be deemed to beneficially own the 2,685,280 Shares owned by his wife (comprised of 2,126,667 outstanding Shares and 558,613 Shares that may be issued upon the exercise of the Third Increase Warrants), representing approximately 4.34% of the Issuer's common stock (based upon 61,857,197 Shares issued and outstanding on August 25, 2014.)

(b)	The Reporting Person does not have any voting or dispositive power with respect to the Shares and warrants owned by his wife.

(c)	See response to Item 4 of this Amendment No. 1.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Amendment No. 1, including Item 4 above, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 2014

/s/ James W. Duffy

James W. Duffy

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